CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

January 19, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy

Dear Ms. Hardy:

Re:	China Energy Corporation
Registration Statement on Form SB-2 – Amendment No. 6 filed on
January 18, 2007
Commission File No. 333-128608

The Company respectfully requests that the Registration Statement be declared effective as of 5:00 pm Eastern Standard Time on Monday, January 22, 2007 or as soon as practicable thereafter.

Should there be a problem with our request, please contact our filing agent, Dena Khean at 604-697-8899. Thank you.

Yours truly,

China Energy Corporation /s/ “WenXiang Ding” WenXiang Ding President